Proposals to upgrade South Pit, Deep Dive, Half Moon, Paperweight, and Hamburger Hill to a measured gold resource

Fondaway Canyon, Churchill County, Nevada



43-101 TECHNICAL REPORT

(written to meet requirements for filing with SEDAR (SEC-20F) and Canadian NI 43-101)

prepared for:

Royal Standard Minerals Inc.

1311 N. McCarran Blvd. #105, Sparks, Nevada 89431

by:

Donald G. Strachan, Consulting Geologist CPG

P.O. Box 2940, Gardnerville, Nevada – *www.geostrachan.com*

2.0 Table of contents

Illustrations   **page**

3.0 Summary

The Fondaway Canyon Property consists of 148 contiguous unpatented lode-mining claims on BLM land on the western slopes of the Stillwater Range, Churchill County, Nevada. Manhattan Mining Co., a subsidiary of Royal Standard Minerals Inc., leases the property for 3% net smelter returns and annual $25,000 royalty payments. Annual payments graduate to $35,000 per year by 2006 and remain at $35,000 thereafter.

Most of the gold resources occur in Triassic Grass Valley phyllites, and one (Deep Dive) occurs within Jurassic Boyer Ranch limestones. Tungsten-bearing skarn is developed in marbled Boyer Ranch limestone. A Cretaceous granite stock outcrops one mile north of the known gold and tungsten mineralization. Two separate easterly trends of Cretaceous (?) biotite-feldspar aplite dikes intrude the phyllites north and south of Fondaway Canyon. This same mapping unit also occurs as two, relatively large bodies in the center of the mineralized area. Tertiary andesite dikes are intimately associated with all Fondaway gold resources eastwards from the range-front South Mouth pits through the Half Moon to Hamburger Hill. Quaternary alluvium and gravels cover the pediment west of the range front.

Grass Valley phyllites are folded along east-west axes. Fold limbs are slightly overturned and overthrust by limestone and quartzite. Near-vertical, east-west, mineralized shear zones host aplite and andesite dikes, and the South Mouth, South Pit, Half Moon, Paperweight, and Hamburger Hill gold resources. The Deep-Dive gold resource is at least partially stratabound, replacing a limestone unit adjacent to the Half Moon mineralized shear zone. North-striking mineralized and post-mineral faults displace the east-west mineralized shear zones and are intruded by andesite dikes. Sparse clay and sericite occur as narrow envelopes along shear margins.

Gold mineralization in the shear zones is siliceous, sulfidic, and carbonaceous. Quartz is white, milky, and multiply-brecciated. Sulfides are primarily pyrite, arsenopyrite, and stibnite with accessory sphalerite, chalcopyrite, tetrahedrite-tennantite, and pyrrhotite. Gold occurs as 5 to 20 micron grains in pyrite.

Recent comparative analyses of underground sampling (Tenneco Adit) and adjacent drill hole intercepts indicate previous grade calculations are significantly under-stated and tonnage calculations are over-stated. New calculations based on the recent comparisons yield the same contained gold ounces from substantially less material. Reverse circulation drilling appears to have substantially diluted actual grades in the mineralized shear zones. Previous calculations of indicated and inferred gold resources have been adjusted to compensate for this observed dilution. Indicated gold resources at Fondaway are therefore 390,636 tons averaging of 0.428 opt Au or 167,192 ounces Au. Inferred gold resources are 372,849 tons averaging 0.409 opt Au or 152,621 ounces Au. The total indicated and inferred resource at Fondaway is therefore 319,813 ounces Au.

Metallurgy indicates carbon and sulfide concentrates processed separately will likely be the most cost-effective milling approach. An existing facility should be used for starting operations at Fondaway. Underground drilling and pilot-scale mining may be initiated along the Half Moon-Paperweight mineralized shear zone, beginning at the re-opened Tenneco Adit. Excellent potential for additional gold discoveries exists down dip from the existing resources, along strike between South Mouth and the Main Pit and east of Hamburger Hill, and in limestone under the pediment to the west.

Historical, near-surface tungsten production from Fondaway Canyon is 10,000 tons grading 2% WO_3. The tungsten occurs as coarse crystalline scheelite in marble with accessory garnet. The geometry, size, grade, or intrusive affinities of the tungsten mineralization has not been determined.

4.0 Introduction

4.1 Terms of reference (Canada, 2000)

Mineral Resource - A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve - A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary

Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

4.2 Purpose of report

This report verifies and confirms all known geological, geochemical, metallurgical, land, and resource studies, files, and reports on the Fondaway Canyon gold and tungsten mineralization, and conforms to the standards of disclosure for mineral projects with the Securities Exchange Commission (SEC) and Canadian National Instrument 43-101. Royals Standard Minerals (RSM) will use this technical report to complete an AIF filing and generate further financing to develop the indicated resource into a measured gold resource.

4.3 Sources of information

An essentially complete set of geological and geochemical files and reports covering gold resource estimates, recovery methods, and land holdings have been provided and maintained by the property owner through past lease requirements. This extensive database, generated by Occidental Minerals Corporation, Tundra Gold Mines Ltd., Homestake Mining Company, Tenneco Minerals Company and Agnico-Eagle Mines Ltd. (Nevada Contact Inc.), has been provided to RSM and the author of this report. Brady (1997) is the source for most of the geologic descriptions and maps herein.

4.4 Field involvement of qualified person

The author has a good working familiarity with economic geology in the region and has analyzed in detail the Fondaway property database. He observed the surface geology in the Half Moon-Paperweight mineralized shear zone, inspected the site of the Tenneco Adit portal, and verified scheelite-bearing skarn in underground workings south of the Tungsten Pit (using an ultraviolet (UV) lamp on July 24, 2003.

5.0 Disclaimer

The drill database, including the geologic logs and assay sheets, is available and appears complete for each known drill hole, and has been relied upon to check previous resource estimates and calculate new ones. Resource estimates can only be classified as indicated or inferred given the lack of any down-hole surveys and sufficient confirmation by core drilling in the mineralized shear zones.

6.0 Property description

6.1 Location

The Fondaway Canyon property is on the western flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E (Figure 1). The gold and tungsten resources discussed in this report occur outside of the Stillwater Wilderness Study Area (WSA NV-030-104) with the exception of the east end of the Hamburger Hill resource and the south side of the South Pit resource (Figure 2). These two small areas comprise less than 10% of the known gold resource.

A "grandfather" clause may allow underground mining of these partial blocks. All of the Stillwater Range WSA has been recommended for non-wilderness, including the area near the Fondaway Canyon property.

6.2 Description and obligations

The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to RSM. The list of current claim filings is included in Appendix I. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000 per year. The annual payments graduate to $35,000 in 2006 and years following.

7.0 Access, climate, local resources, infrastructure, physiography

The Fondaway property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is steep but adequate with existing mine roads. A mature labor pool resides in nearby Fallon

Winters are cold and summers hot with little rainfall. The underlying owner, Richard Fisk, holds water rights to two commercial wells on the property. This water is available for mining use under the lease. There is no power on the property. Reclamation closure has been completed by Tenneco Minerals for past mining operations.

8.0 History of development and production

Production from the Tungsten Pit during the 1950's is recorded as 10,000 tons of ore yielding a recovery of 200,000 lbs WO3. Unrecorded antimony and mercury were produced after the federal tungsten purchasing programs on a small scale from the Quick Tung Mines. Unrecorded oxide gold production also came from the Main Pit, Colorado Pit and Half Moon Pits (Plate 1) during this same period (Fisk, personal communication)

Corporate development history of Fondaway Canyon began with Occidental Minerals (1980–1982) and then successively by Tundra Gold Mines Ltd. (1983-1984), Homestake Mining (1984), Mill Creek Mining (1985), Tenneco Minerals Co. (1986-1996), Agnico Eagle (NCI, 2001-2002) and Royal Standard Minerals Inc (RSM; 2003).

Richard Fisk (present owner) recorded production from the Fisk Pit (Figures 2 and 5) between 1977 and 1980. He produced approximately 25,000 tons of oxide ore grading 0.200 opt Au and recovered 2,500 ounces of gold (Tenneco 1990).

Occidental Minerals leased the Fondaway Canyon property in 1980, drilled 15 reverse circulation holes, and then dropped the lease (Oliver, 1982). Tundra Gold Mines leased the property from Fisk in 1983 and completed a major core program. Tundra transferred their lease to Homestake Mining in 1984, and then to Mill Creek Mining in 1985, before returning the property to the owner (Descarreaux, 1984).

Mr. Fisk subsequently leased the property to Tenneco Minerals (1986 to 1996). During their 10-year tenure, Tenneco conducted a major reverse circulation drilling campaign and mined from the South Mouth, Reed, and Stibnite open pits. Tenneco produced approximately 171,000 tons of oxide ore from South Mouth at an average grade of .032 opt gold, supplementing with 12,000 tons of oxide ore from the Reed Pit and 4,000 tons of oxide ore from the Stibnite Pit (Plate 1). Tenneco's total production from the three low-grade oxide gold pits amounted to 6,324 ounces.

Tenneco mined an estimated 1,500 tons of sulfide material grading 0.350 opt Au from the "Tenneco Adit" on the Half Moon shear zone (Figures 4 and 6). The Tenneco Adit material was mined as a metallurgical sample. No recovery was attempted. Some of Tenneco's sulfide material remains piled on the Fisk tailings near the Main Pit (Plate 1).

NCI acquired the Fondaway Canyon property in 2001 with the intent of increasing the known gold resources down dip and exploring for new gold potential beneath pediments west of Fondaway Canyon. NCI drilled 11 RC-core holes prior to acquisition by RSM.

Master (2003) observed Tundra Gold Ltd's 1983 Fondaway core samples in 1984 and entered the Tenneco Adit in July 1999 prior to reclamation closure of the portal. The Half Moon shear zone was observed to be continuous underground for the entire 200-foot length of the workings (Figure 6). The Tenneco Adit was dry when last visited in 1997.

9.0 Geological setting

9.1 Regional geology

Sediments exposed in Fondaway Canyon are part of the Clan Alpine Sequence of western and northwestern Nevada. These clastic and carbonate units were deposited and preserved in a deep marine Mesozoic basin. Time equivalent units include a volcanic arc to the west; carbonate bank sediments to the east (Star Peak Sequence) and a delta complex (including the Grass Valley and Winnemucca formations). Star Peak sediments are overlain by the lower Jurassic Boyer Ranch marine quartzites, in turn overlain by the middle Jurassic carbonate reefs of the Lovelock Formation. All of these island arc volcanics and basin-fill sediments are now involved in numerous intra-formational and extra-formational thrusts, complex folds and nappe structures generated by late Mesozoic continental accretion (Brady, 1997).

9.2 Property geology

Gold and tungsten mineralization outcrops along both walls of the easterly trending, two-mile length of Fondaway Canyon. Stratigraphic units outcropping within this area are Triassic Grass Valley phyllites, Jurassic Boyer Ranch limestones and quartzites, and an unknown quartzite (Figure 2).

A Cretaceous granite stock outcrops north of Fondaway Canyon (Plate 1). This stock may be the parent of several sets of biotite-feldspar aplite dikes. One dike set outcrops one mile north of the mineralized areas and strikes almost continuously for two miles easterly away from the granite stock. A second, parallel set outcrops one mile south of the mineralized areas with a similar continuous strike-length (not shown on Plate 1). A third set of discontinuous aplite dikes is irregularly dispersed across the center of the property, but always in close association to more continuous andesite dikes (Plate 1).

	Qal	Alluvium, Quaternary
	Td	Dikes, Tertiary
	Ta	Andesite, Tertiary
	Kap	Aplite dikes, Cretaceous(?)
	Kg	Granitic, Cretaceous
	Trgv	Grass Valley Fm.(?), Triassic
		thrust fault
	Jbrl	Limestone, Boyer Ranch, Jurassic
	Jbrq	Quartzite, Boyer Ranch, Jurassic
	Uq	Quartzite, unknown

Legend 1 - Lithologies

Axes of folds in Grass Valley phyllites strike east-west. Opposite limbs of these folds are often 600 feet apart, slightly overturned, and overthrust by blocks of Boyer Ranch limestones and quartzites. Limestones mapped within the phyllites at the Colorado Pit and encountered at depth in the Deep Dive gold resource, suggest local structural interleaving of Grass Valley and Boyer Ranch units (Brady, 1997).

East-west faults crosscut the phyllites and dip steeply south. These faults host several gold-mineralized shear zones on the north side of upper Fondaway Canyon. Segments of these shear zones include the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources. The segments are terminated and offset by north-striking faults and andesite (diorite?) dikes. Young (1989) believed the northerly faults terminating gold-mineralized shear zones are probably related to basin and range development. The Deep-Dive gold resource is partially stratabound, replacing a near-horizontal (?) limestone unit adjacent to one of these mineralized shear zones.

Tungsten mineralization underground in the vicinity of the Tungsten Pit (Plate 1) consists of coarse-grained scheelite-marble-accessory garnet skarn developed in Boyer Ranch limestone. Intrusive lithologies are not mapped in the immediate vicinity. The geometry, size, grade, or intrusive affinities of the tungsten mineralization has not been determined.

10.0 Deposit types

The majority of inferred and indicated gold resources at Fondaway Canyon occur in silicified shear zones dipping steeply south and striking east through Grass Valley phyllites. Gold values are restricted to the shear zone and are not disseminated into wallrocks except where stockwork fractures are developed. The vertical extent of high-grade gold in the mineralized shear zones is greater than 1,000 feet based on the 2002 NCI drilling.

The gold-mineralized shear zones are horizontally continuous although often offset by numerous faults and dikes. The Paperweight – Hamburger Hill mineralized shear zone is the most persistent known, with a strike length of 3,700 feet and widths commonly between 5 and 20 feet (Plate 1; Figures 3 and 5). The mineralized shear zones are high in carbon, pyrite, barite, arsenic, antimony, and mercury, and have a gold/silver ratio of 1/1. On a small scale, the mineralized Fondaway faults may resemble Carlin Style "shear zone replacement feeder faults" similar to those described at Deep Post and Carlin (Giles, 1984).

A scheelite-marble (+/- garnet) skarn mineral resource is mapped below a thrust slice of Boyer Ranch quartzites in the vicinity of the Tungsten Pit (Plate 1). Tungsten mineralization is coarsely crystalline scheelite in marble sometimes accompanied by garnet. Intrusive igneous rocks have not been observed or mapped. A magnetite-rich skarn is reported to contain powellite. This molybdenum-rich form of scheelite has been observed on the mine dumps using ultraviolet light (Masters, 2003). The tungsten mineral resource at Fondaway Canyon has not been drilled.

11.0 Mineralization

Gold mineralization in the shear zones is siliceous, sulfidic, and carbonaceous. Quartz is white, milky, and multiply-brecciated. Sulfides are primarily pyrite, arsenopyrite, and stibnite with accessory sphalerite, chalcopyrite, tetrahedrite-tennantite, galena and pyrrhotite. Gold occurs as 5 to 20 micron grains in pyrite (Schmidt, 1989). Carbonaceous material may account for 10 to 20% of the gold resource.

12.0 Exploration

NCI drilled two new areas of gold mineralization during 2001 and 2002: 1) strike and dip extensions of the indicated high-grade gold resources at Half Moon and Paperweight, and 2) alluvial-covered pediments west of the previously-mined low-grade South Mouth pits (Plate 1). Two gold intercepts were encountered below the Tenneco Adit along the Half Moon-Paperweight shear zone. Each of these zones was 10 feet thick, containing 0.225 and 0.313 opt gold respectively at a vertical depth of 1,000 feet (drill hole # 02FC-4).

NCI also drilled the pediment in the SW corner of Section 1, west of Tenneco's South Mouth pits (Plate 1). Limestone below the pediment surface contained an aggregate thickness of 80 feet grading 0.02 opt Au, suggesting potential for a bulk tonnage, disseminated gold resource. Host rock appears to be in Boyer Ranch limestone thrust over the Grass Valley Formation.

13.0 Drilling

Drilling and assay records indicate 568 holes have been drilled at Fondaway, including 455 reverse circulation holes, 49 core holes, and 64 air track holes, for an estimated 200,000 feet of RC/air track drilling and 22,000 feet of core drilling. Tenneco drilled approximately 350 of the RC holes and Tundra Gold Mines drilled 35 of the core holes. Mill Creek drilled all of the 64 air track holes (Johnson, 1986; Cohan, 1997).

Boyles Brothers drilled the core holes for Tundra Gold Mines. Ponderosa drilled the RC holes for Tenneco. Tundra's core recovery in the mineralized zone was verified in 1984 as "good" during an acquisition review (Masters, 2003). Tenneco's reverse circulation drilling records of 1989-1990 do not reveal any drilling problems in the mineralized zones.

14.0 Sampling method and approach

The core was broken into individual lengths no greater than 5 feet based on lithologic changes, but whether it was split or assayed in total is unknown. Reverse circulation samples were split with a Jones splitter when dry and a rotary splitter when wet. Sample size has not been documented but is normally between 5 and 15 pounds. The finegrained, disseminated nature of gold in the mineralized shear zones (Schmidt, 1989) indicates sample size is not a critical factor. This conclusion is confirmed by the reproducibility of high-grade gold values (+/- 20%) in intercept assay sheets.

15.0 Sampling preparation, analysis and security

Reputable laboratories prepared and assayed the samples submitted from the Fondaway resource areas. These labs included Cone Geochemical (Denver, Colorado), Geochemical Services (Reno, Nevada), Shasta Analytical (Redding, California), and G.D. Resources (Sparks, Nevada).

16.0 Data verification

Copies of the original assay sheets for each hole are attached to the corresponding lithology logs and are in good order. Raw data in the assay sheets compares well to randomly selected holes in Brady's (1997) polygonal gold resource blocks (Figures 4 and 5 are examples). These comparisons were done prior to adjusting true widths for dilution effects of RC drilling. Drill hole chip trays are stored in a warehouse. Randomly selected lithology logs compare well with their corresponding drill hole chip trays. Richard Fisk, property owner, has conscientiously retained all original reports and drill information intact for future use and verification. Copies of these records were delivered to RSM by NCI.

17.0 Adjacent properties

There are no properties of interest adjacent to the Fondaway property. The Stillwater Wilderness Study Area (WSA NV-030-104) surrounds the property on three sides but has been recommended for non-withdrawal by the BLM. The WSA does not appear to cover any undiscovered mineralization except for the small amount mentioned above (Section 6.1 above).

18.0 Mineral processing and metallurgical testing

The metallurgy is well understood from lab tests and thin section analyses. Exhaustive testing has been completed on bulk samples of high-grade sulfide material and low-grade oxide material from the resource areas. Hazen Research conducted or supervised most of the metallurgical studies, including American Barrick's 1990 tests on Tenneco Adit bulk samples (Cohan, 1997, page 26). Hazen earlier studies indicated recoveries from the sulfide mineralization are highest when the material is roasted and then subjected to CIL leaching. Unfortunately, roasting followed by CIL leaching was environmentally unsound and not cost effective given the size of the known gold resource. Later tests conducted by Barrick were more encouraging (Cohan, 1997).

The Barrick study used a series of separate carbon and sulfide floatation tests on bulk samples from the Tenneco Adit. Composite feed grading 0.176 opt gold was crushed to 75% minus 200 mesh. Carbon concentrates (containing 7% of total gold) and fine sulfide concentrates (containing 76% of total gold) were floated separately. The two concentrates accounted for 83% of the total gold in the feed. The remaining gold in the tails (0.03 – 0.40 opt gold) was leachable with cyanide if blended with coarser oxide ore. If not blended, the tails could by subjected to CIL leaching (Cohan, 1997, pages 26 and 27).

Total gold recovery using separate carbon and sulfide floatation, and cyanide leach of the tails, is estimated at 93% to 95% (Cohan, 1997). Market conditions in the 1990's prevented Tenneco from building a plant to process the Half Moon-Paperweight-Hamburger Hill mineralized shear zones. Tenneco began closure proceedings about 1996. The property remains inactive as of the date of this report.

19.0 Mineral resource and mineral reserve estimates

Tenneco Mining Company (1996), Cohan and Associates (January 1997) and Brady (December 1997) have independently estimated tonnage and grade of the gold resource at Fondaway Canyon. All three estimates classified the majority of the resources in the indicated and inferred categories based on intercept spacing and the general lack of downhole surveys. These indicated and inferred resource estimates are shown in Table I.

Cohan (1997) audited the Tenneco gold resource estimates, confirmed Tenneco's results, and also added 70,000 tons of gold resources at an average grade of 0.179 opt gold containing an additional 12,530 ounces of gold. The major difference between Cohan (1997) and Brady (1997) is the allowed distance from drill intercepts. Tenneco's resource estimate restricts the indicated category to a 50-foot radius around drill holes and a 100-foot radius for the inferred category. Brady's (1997) calculations allow the indicated category a 100-foot radius around drill intercepts and a 300-foot radius for the inferred category.

Brady's (1997) indicated tonnages were 180% of Cohan's (1997) tonnages. Indicated grades for both estimates were similar: 0.265 opt Au for Cohan (1997) and 0.269 opt Au for Brady (1997). The difference in estimates for the inferred category is smaller. Brady's (1997) inferred tonnages were 135% of Cohan's (1997) tonnages, again with similar average inferred grades: 0.257 opt Au for Cohan (1997) and 0.262 opt Au for Brady (1997).

Neither Cohan (1997) nor Brady (1997) recognized the dilution effect of RC drilling in Fondaway's steeply dipping mineralized shear zones where widths range from 5 feet to 15 feet. As a result, they overestimated tonnages and underestimated grade. The normal 5-foot RC drill samples dilute grade across sharp boundaries between the mineralized shear zone and the barren wall rock. This dilution effect has increased calculated tonnages in Fondaway's mineralized shear zones by about 37.5% and decreased calculated grade by about 36.0%.

Table I – Estimates of Underground Sulfide Gold Resources

		Tenneco (0.150 opt c.o.)			Brady (0.200 opt c.o.)			Master & Strachan (2003) (0.200 opt c.o.)		
Zone		Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Half Moon								*	**	
	Indicated	94,250	0.244	22,997	196,800	0.244	48,019	123,964	0.388	48,098
	Inferred	73,720	0.244	17,988	312,120	0.244	76,157	196,636	0.388	76,295
Paperweight										
	Indicated	83,530	0.215	17,959	166,596	0.248	41,316	104,955	0.394	41,352
	Inferred	78,955	0.191	15,080	76,280	0.248	18,917	48,056	0.394	18,934
Hamburger Hill										
	Indicated	39,790	0.398	15,836	85,760	0.384	32,932	54,029	0.611	33,012
	Inferred	68,155	0.396	26,989	33,600	0.384	12,902	21,168	0.611	12,934
South Pit										
	Indicated	36,615	0.217	7,945	50,128	0.265	13,284	31,581	0.421	13,296
	Inferred	90,990	0.215	19,563	44,800	0.265	11,872	28,224	0.421	11,882
Deep Dive										
	Indicated	54,175	0.351	19,015	99,117	0.261	25,870	62,444	0.415	25,914
	Inferred	90,415	0.303	27,396	117,624	0.261	30,700	74,103	0.415	30,753
Bellview										
	Indicated	36,290	0.209	7,585						
	Inferred	35,030	0.217	7,602						
W. Paperweight										
	Indicated				21,656	0.245	5,306	13,643	0.390	5,321
	Inferred				7,400	0.245	1,813	4,662	0.390	1,818
Totals										
	Indicated	**344,650**	**0.265**	**91,338**	**620,057**	**0.269**	**166,726**	**390,616**	**0.428**	**166,993**
	Inferred	**437,265**	**0.262**	**114,618**	**591,824**	**0.257**	**152,362**	**372,849**	**0.409**	**152,616**
* = Tons are 63% of Brady estimate adjusted for RC drilling dilution										
** = Grade is 159% of Brady estimate adjusted for RC drilling dilution										

A comparison of grades and geometry of the Tenneco Adit channel samples (Figure 6) and intercept samples in the immediate vicinity of the Tenneco Adit (Figure 4) provides convincing proof of this observed dilution effect. Average true width and grade for the Half Moon shear zone in the Tenneco Adit is 10 feet of 0.350 opt Au. The average for the two nearby RC holes (TF-97 and TF-98) drilled above and below the adit is 16 feet true width of 0.224 opt Au. Comparison shows the two RC holes have overstated the known width of the mineralized shear zone by 37.5% and understated grade by 36.0%. As a consequence, calculations for all of the RC-drilled gold resources in the mineralized shear zones were re-estimated (Table 1). Assuming the widths and grades exposed in the Tenneco Adit is average for all the RC-drilled gold resources at Fondaway, indicated tons for the affected resources were reduced 37% to 390,616 tons and the average grades were increased by 59% to 0.428 opt Au.

The grade of the Hamburger Hill resource (0.611 opt Au) is significantly higher than the other resource areas. The higher grade is apparently the undiluted result of use of core drilling at Hamburger Hill.

20.0 Other relevant data and information

The claim position and claim filing cost may be reduced under terms of the lease if peripheral claims are not essential. Non-essential claims have not yet been identified.

21.0 Interpretation and conclusions

The Half Moon – Hamburger Hill mineralized shear zones comprise the majority of Fondaway's indicated and inferred gold resource. This gold resource occurs in near-vertical planar bodies ranging from 5 to as much as 20 feet wide. Past estimates of grade and tonnage been diluted by the normal reverse circulation five-foot sampling regimen. Actual grade of the indicated gold resource in the mineralized shear zones is estimated to be 59% higher than past estimates based on the RC drilling, while tonnages are estimated to be 37% less. These newly recognized lower tonnages at higher grades yielding essentially the same number of ounces of gold should significantly reduce recovery costs calculated by previous lessees. An RC drilling program using shorter sample intervals should be used to upgrade the present indicated and inferred gold resources to measured gold resources. This drilling program should be coupled with a new feasibility study.

The mineralized shear zones are continuous and visually apparent underground. Ground conditions were good and dry in the Tenneco Adit. These characteristics should keep mining costs and mining dilution low. Deep drilling by NCI under the Half Moon-Paperweight resources indicates continuation mineralized shear zones to at least 1,000 feet depth. Gold grades at these depths appear equal to, or in some cases less than, the grades nearer the surface that presently form the indicated gold resources. Additional deep drilling could increase these deeper gold grades.

New indicated and inferred gold resources may be discovered, and existing ones may be increased, in three areas: 1) high-grade strike and dip extensions of known mineralized shear zones between the South Pit and Hamburger Hill, 2) high-grade projected mineralized shear zones between South Pit and the range front at South Mouth, and 3) shear zones and disseminations beneath the alluvium in the pediments west of the range front. Hot groundwater may be a problem in pediment areas. High thermal flows were encountered on the south side of Tenneco's heap leach site.

One likely mining and processing scenario would be to re-open the Tenneco Adit, upgrade the Half Moon zone to a measured mineral resource by long-hole drilling, then produce two flotation concentrates for haulage to a processing plant. Direct shipping of run of mine ore to a local flotation plant may also be possible.

22.0 Recommendations

Royal Standard Minerals should consider proposals for a joint venture partner with a local processing facility prior to re-opening the Tenneco Adit for a bulk sample. The tungsten mineral resource should also be upgraded with the intent of supplying concentrates to the Kennametal's tungsten plant in Fallon. The first step in upgrading the tungsten resource must be more detailed geologic mapping on both surface and underground in existing workings.

Reverse circulation drilling appears adequate for representing the grades and width of Fondaway's mineralized shear zones if sample intervals are restricted to 2.5 feet through mineralized shear zones. Center-return RC drilling is also recommended for best results in these high-grade shear zones. Coring is the method of choice given the results at Hamburger Hill, but is likely too costly for programs designed to upgrade from indicated to measured resources. Coring might be used to check RC results.

23.0 References

(most references are in Appendices II)

Brady, M., December 1, 1997, Geology and Exploration Potential of the Fondaway Canyon Property, Churchill County, NV: private report, 48 pages, 3 figures, 4 plates.

Canada, 2000, Standards of disclosure for mineral projects: National instrument 43-101, Canada, 21 pages.

Canada, 2000, Contents of the technical report: National instrument 43-101, Canada, 12 pages.

CIM Ad Hoc Committee, September 1996, Mineral Resource/Reserve Classification - Categories, Definitions and Guidelines: Standing Committee on Reserve Definitions, CIM, Montreal, Quebec, 5 pages.

Cohan W.T. and Associates, January 27, 1997, Engineering and Valuation Report, Fondaway Canyon Gold Project, Churchill County, Nevada: report to Consolidated Granby Resources Ltd., 50 pages, 31 tables, 12 figures, 1 plate, 10 appendices.

Descarreaux, J., September 4, 1984, Report on the Fondaway Property, Churchill County, NV: report to Tundra Gold Mines Ltd., 29 pages, 5 tables, 4 figures.

Fitch, D., April 25, 1997, Report on the Fondaway Canyon Gold Property, Churchill County, NV: report to Consolidated Granby Resources Ltd., 14 pages, 5 tables, 3 figures, 1 appendix.

Giles, D., April 25, 1984, Fondaway Canyon project review: Cimarron Exploration Inc., 6 pages.

Johnson, D.C., October 10, 1986, An Evaluation of the Fondaway Gold Property, Churchill County, Nevada: report to Tenneco Minerals Co., 35 pages, 2 plates, 4 appendices.

Kettner, E.G., November 17, 1989, Conceptual Mine Plan and Cost Report for the Fondaway Canyon Project: report to Tenneco Minerals Co., 15 pages, 6 plates.

Master, T., July 8, 2003, An Evaluation of the Fondaway Canyon Property, Churchill County, Nevada: internal report for Royal Standard Minerals Inc., 14 pages, 7 figures, 1 table, 1 plate, 1 appendix.

Oliver, D.H., September 1982, Fondaway Canyon Project, Churchill County, NV: report to Occidental Minerals Inc., 15 pages, _attached to:_ Descarreaux, J., February 21, 1983, Preliminary report on the Fondaway property, Churchill Co., NV: 15 pages, 5 figures, 2 tables.

Schmidt, R., September 11, 1989, Fondaway Canyon Ore Mineralogy: HR1 Project 7156 report to Hazen Research Inc, 12 pages, 15 photographs.

Tenneco Minerals, October 30, 1990, Fondaway Canyon Project, Exploration and Mining Summary, Churchill County, NV: report by Tenneco Minerals staff, 35 pages, 2 plates.

Young, T., October 3, 1989, Progress Report, Stibnite Trend, Fondaway Canyon Project: Tenneco Minerals internal report, 6 pages

24.0 Signature and date:

This report was issued August 14th, 2003.



Donald G. Strachan

25.0 Certificate of author

I, Donald G. Strachan, residing at 952 Qadosh Road, P.O. Box 2940, Gardnerville, Nevada 89410, USA, do hereby certify that:

1. I am a Consulting Geologist.

2. I am a graduate of the New Mexico Institute of Mining and Technology, having received a Masters of Science in Geology in 1976. I also graduated in 1973 from California State University, Fresno with a Bachelors of Arts in Geology.

3. I am a Certified Professional Geologist (CPG-10376) under the auspices of the American Institute of Professional Geologists. I am also a Fellow of the Geologic Association of Canada, a Member of the Society of Economic Geologists, and a Member of the Geological Society of Nevada.

4. I fulfill the requirements of a Qualified Person by reason of experience and education, as set out in National Instrument 43-101, to act as a consulting geologist for advancement of the Fondaway Canyon gold project.

5. I have read National Instrument 43-101 and Form 43-01F1. This report has been prepared in accordance with generally accepted Canadian mining industry practice, is in compliance with National Instrument 43-101, is a statement of material facts and opinion, and may be used by Royal Standard Minerals Inc. (RSM) and its advisors in support of their evaluation of any of their properties and for other public documents.

6. As of the date of this certificate, I am not aware of any changes in fact or circumstances as regards the subject matter of this report that materially affects the content of the report or the conclusions reached. I reviewed essential information related to the Fondaway Canyon gold property in March and April of 2003 and inspected the geology of the main gold and tungsten mineralized areas on 24 July 2003.

7. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the property or its owners as described in this report, or in RSM or any of its associates or affiliates.

8. I consent to and authorize the use of the attached report and my name to a statement of material facts and other public documents.

E-mail: dgstrachan@nanosecond.com

Website: www.geostrachan.com





26.0 Illustrations



40°
119°
118°
Trinity Range
W.Humboldt Range
FONDAWAY CANYON
Range
Hot Spring Mtns.
Carson Sink
Dixie Valley
15
95
116
Hazen
Stillwater
50
Fallon
Dead Camel Mtns.
Stillwater
Clan Alpine Mountains
Winnemucca
Elko
Reno
NEVADA
Las Vegas
0 10 20 30 MILES
NORTH

Figure 1 Location Map

modified from: Master (2003)

Figure 2

Location Map

Fondaway Canyon Project
Churchill County, Nevada

www.geostrachan.com August 2003



Figure 3 — Cross section of major gold zones, from Master (2003). Churchill County, Nevada


ELEVATION
5000
FISK PIT
UPPER STIBNITE PIT
HALF MOON ADIT
dike
7870E
39,760N
6950E
39,250N
1" = 200'
FONDAWAY CANYON
LONGSECTION
HALF MOON ZONE
Prop. 1
Prop. 2
Prop. 3
Prop. 4

Figure 4 Longitudinal section of the Half Moon Zone

from: Master (2003)


ELEVATION
5000
FISK PIT
POD 2
Prop. 6
Prop. 5
Pod 1
8800E
9300E
39,500N
7870E
39,760N
FONDAWAY CANYON
LONGSECTION
PAPERWEIGHT ZONE
MWB

Figure 5 Longitudinal section of the Paperweight Zone

from: Master (2003)



Figure 6   Plan Map of the Tenneco Adit



FIG. 7   FONDAWAY CANYON – PRESENT EROSIONAL LEVEL

EAST-LOOKING SECTION   from: Master (2003)


T. 23 N.
T. 22 N.
R. 33 E.
R. 34 E.
Ta
Kap
Kg
Jbrq
Jbrl
Trgv
Qal
Td
Uq
Colorado Pit
Stibnite
Paperweight
Oxy Pit
Hamburger Hill
Half Moon
Main Pit
South Pit
Tungsten Pit
Reed Pit
South Mouth pits
Qal Alluvium, Quaternary
Td Dikes, Tertiary
Ta Andesite, Tertiary
Kap Aplite dikes, Cretaceous(?)
Kg Granitic, Cretaceous
Trgv Grass Valley Fm.(?), Triassic
thrust fault
Jbrl Limestone, Boyer Ranch, Jurassic
Jbrq Quartzite, Boyer Ranch, Jurassic
Uq Quartzite, unknown
Au-mineralized shear/vein
thrust fault
steep fault
open pit
modified from Brady (1997)
N
0 1000 2000 3000
Feet
Plate 1
Project Geology
Fondaway Canyon project
T. 22 N., R. 33 & 34 E., Churchill County, Nevada
www.geostrachan.com
August 2003

27.0 Appendices

(References cited in the text are included in the Appendices and are available upon request)